SEASTAR MEDICAL HOLDING CORPORATION

June 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Sawicki

Re: SeaStar Medical Holding Corporation—Registration Statement on Form S-1 (File No. 333-288065)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-288065) (the “Registration Statement”) of SeaStar Medical Holding Corporation. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on June 18, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Josh Erekson of Dorsey & Whitney LLP, counsel for the Registrant, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event by calling Josh Erekson at (801) 933-4083.

Very truly yours,

SEASTAR MEDICAL HOLDING CORPORATION

/s/ David Green
David Green
Chief Financial Officer